

March 24, 2011

Via E-mail
Yu Chuan Yih
President and Chief Executive Officer
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

      Re: **LJ International Inc.**
                Form 20-F for Fiscal Year Ended December 31, 2009
                Filed March 25, 2010
                File No. 0-29620

Dear Mr. Yih:

We have reviewed your response letter dated March 15, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 62
(b) Management's annual report on internal control over financial reporting, page 62

1.   We reviewed your response to comment one in our letter dated March 2, 2011. We understand that your Chief Financial Officer gained experience in the area of application and review of US GAAP, IFRS and SEC rules when he was employed as a senior accountant with Moores Rowland, CA and that your Senior Vice President gained experience in the area of application and review of US GAAP, IFRS and SEC rules when he was employed by Ernst & Young and as the Asian Region CFO of a company listed on the New York Stock Exchange. Based on your response and the responses to our

prior comments, it is not clear to us that your Chief Financial Officer and Senior Vice President have sufficient expertise to prepare financial statements in accordance with U.S. GAAP since they do not appear to have the requisite U.S. GAAP experience. In this regard, we note that your Chief Financial Officer and Senior Vice President do not hold a license as a Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would appear to provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP experience is limited to knowledge gained from their current positions with you. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness; thus, your internal control over financial reporting would not be effective. In future filings please revise your conclusion on internal control over financial reporting and explain in detail that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief